
November 12, 2024

Mitch Trotter
Chief Financial Officer
EON Resources Inc.
3730 Kirby Drive, Suite 1200
Houston, Texas 77098

      Re: EON Resources Inc.
             Preliminary Proxy Statement on Schedule 14A
             Filed on September 24, 2024
             Revised Preliminary Proxy Statement on Schedule 14A
             Filed October 29, 2024
             File No. 001-41278

Dear Mitch Trotter:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Matt Ogurick